UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Getty Realty Corp.

File No. 1-13777 - CF#32862

_____

Getty Realty Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 10, 2015.

Based on representations by Getty Realty Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 2, 2020
Exhibit 10.2	through June 2, 2023
Exhibit 10.3	through June 3, 2025
Exhibit 10.4	through June 3, 2025
Exhibit 10.5	through June 3, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary